Exhibit 12.1

MetLife, Inc.
Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2014	2013	2012	2011	2010
Income (loss) from continuing operations before provision for income tax	$8,804	$4,052	$1,442	$9,184	$3,729
Less: Undistributed income (loss) from equity investees	669	587	377	180	424
Adjusted earnings before fixed charges	$8,135	$3,465	$1,065	$9,004	$3,305
Add: Fixed charges
Interest and debt issue costs (1)	1,257	1,352	1,389	1,666	1,565
Estimated interest component of rent expense	28	32	28	34	50
Interest credited to bank deposits	—	2	78	95	137
Interest credited to policyholder account balances	6,943	8,179	7,729	5,603	4,919
Total fixed charges	$8,228	$9,565	$9,224	$7,398	$6,671
Preferred stock dividends (2)	169	146	134	385	173
Total fixed charges plus preferred stock dividends	$8,397	$9,711	$9,358	$7,783	$6,844
Total earnings and fixed charges	$16,363	$13,030	$10,289	$16,402	$9,976
Ratio of earnings to fixed charges	1.99	1.36	1.12	2.22	1.50
Total earnings including fixed charges and preferred stock dividends	$16,532	$13,176	$10,423	$16,787	$10,149
Ratio of earnings to fixed charges and preferred stock dividends	1.97	1.36	1.11	2.16	1.48
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(1)
Interest costs include $38 million, $122 million, $163 million and $324 million related to variable interest entities for the years ended December 2014, 2013, 2012 and 2011, respectively. Excluding these costs would result in a ratio of earnings to fixed charges and ratio of earnings to fixed charges including preferred stock dividends of 1.99 and 1.97, 1.37 and 1.36, 1.12 and 1.12, and 2.49 and 2.40, for the years ended December 31, 2014, 2013, 2012 and 2011, respectively.

(2)	For the year ended December 31, 2011, preferred stock dividends includes the redemption premium of $211 million associated with the convertible preferred stock repurchased and canceled in March 2011.

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